SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2010

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
 (Translation of registrant's name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release entitled "Alon Holdings Blue Square - Israel Ltd. Announces Financial Results for the First Half and Second Quarter of 2010."

Contact:
Alon Holdings Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE FIRST HALF AND SECOND QUARTER OF 2010

THE COMPANY PRESENTS CONTINUED IMPROVEMENT IN THE BUSINESS
RESULTS AND THE OPERATING INDICES IN THE FIRST HALF AND SECOND QUARTER OF 2010.

•	THE OPERATING PROFIT IN THE FIRST HALF OF 2010 GREW TO 3.8% OF THE SALES AS COMPARED TO 3.3% IN THE COMPARABLE HALF LAST YEAR.

•	THE OPERATING PROFIT IN THE SUPERMARKET SEGMENT WAS 3.9% IN THE FIRST HALF AND 4.2% IN THE SECOND QUARTER OF 2010.

•	THE STRATEGIC STEPS IN THE BEE GROUP INCLUDING THE MOVE TO A SINGLE MODERN LOGISTICS CENTER AND THE MERGER OF THE CORPORATE HEADQUARTERS LEAD TO ONE-OFF EXPENSES IN THE FIRST HALF.

•	THE NET INCOME FOR THE FIRST HALF INCREASED BY 16.7%.

ROSH HA’AYIN, Israel – August 19, 2010 – Alon Holdings Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the first half and second quarter ended June, 30, 2010.

KEY FIGURES

Data in NIS (millions)	1-6 2010	1-6 2009	Q2 2010	Q2 2009	1-12 2009
Sales	3,599.5	3,608.7	1,768.7	1,844.0	7,349.1
Gross profit	1,026.7	1,004.8	513.0	501.7	2,058.1
% Gross profit	28.5%	27.8%	29.0%	27.2%	28.0%
Operating income (before changes in fair value of investment property and other gains and losses)	135.1	120.9	62.5	60.7	241.0
% Operating income (before changes in fair value of investment property and other gains and losses)	3.8%	3.3%	3.5%	3.3%	3.3%
EBITDA	226.3	206.2	108.6	103.6	418.4
% EBITDA	6.3%	5.7%	6.1%	5.6%	5.7%
Financial expenses, net	56.7	47.2	42.3	35.2	112.7
Net income for the period	58.2	49.9	21.1	17.5	97.8

Results for the First Half of 20101

Revenues for the first half of 2010 were NIS 3,599.5 million (U.S.(A) $928.9 million), compared to NIS 3,608.7 million in the first half of 2009 ─ a decrease of 0.3%.

Supermarkets segment – an increase in revenues of 0.2% from NIS 3,359.0 million in the first half of 2009 to NIS 3,364.5 million (U.S. $868.3 million) in the first half of 2010. The main reason for the increase was the net opening of 12 stores from the beginning of 2009, with an area of 15,400 square meters, partly offset by a decrease of approximately 2.1% in same store sales (SSS).

Non-food segment - a decrease in revenues of approximately 6.2% from NIS 239.1 million in the first half of 2009 to NIS 224.2 million (U.S. $57.9 million) in the first half of 2010. The decrease in revenues was mainly due to a decrease in the houseware sector offset by an increase in the leisure sector.

Real estate segment – an increase in revenues of approximately 1.1% in the rental fee income from NIS 10.6 million in the first half of 2009 to NIS 10.8 million (U.S. $2.8 million) in the first half of 2010. The increase is due to the increase in the Israeli CPI during the last 12 months.

Gross Profit of the first half of 2010 amounted to approximately NIS 1,026.7 million (U.S. $ 265.0 million) (approximately 28.5% of revenues) compared to gross profit of approximately NIS 1,004.8 million (27.8% of revenues) in the first half of 2009, an increase of NIS 21.9 million (U.S. $ 5.7 million). The increase in the gross profit margin mainly derives from the supermarket segment as a result of the increase in the sales of private label goods, which made up more than 7.5% of sales and an improvement in the terms of trade with suppliers and was partly offset by a decrease in the gross profit in the non-food segment as a result of the decrease in sales in that segment.

Selling, General, and Administrative Expenses for the first half of 2010 amounted to approximately NIS 891.6 million (U.S. $ 230.1 million) (24.8% of revenues) compared to NIS 884.0 million (24.5% of revenues) in the first half of 2009, an increase of 0.9%. The main increase was recorded in the supermarkets segment due to the opening of net 12 new stores from the start of 2009, an increase in advertising and marketing expenses and an increase in rental fees as a result of the change in the Israeli CPI and renewal of rental agreements which was partly offset by a decrease in electricity expenses due to the reduction in the tariffs, efficiency measures and a decrease in wage and salary costs due to efficiency measures.  In the real estate segment there was an increase in expenses as a result of the start of construction and development projects, mainly the wholesale market and Seattle.

1 The Company operates in three segments: Supermarkets, Non Food and Real Estate. Segmental information is included in this report in Note 1.

Operating Income (before other gains and losses and increase in the fair value of investment property) in the first half of 2010 amounted to approximately NIS 135.1 million (U.S $ 34.9 million) (3.8% of revenues) compared to operating income of NIS 120.9 million (3.3% of revenues) in the first half of 2009. The increase in the operating income was due to the increase in the gross profit partly offset by an increase in selling, general and administrative expenses.

Appreciation of Investment Property: In the first half of 2010, the Company recorded gains from the appreciation of investment property in the amount of NIS 13.2 million (U.S $ 3.4 million) compared to NIS 1.7 million in the first half of 2009.

Other Gains and losses, Net: In the first half of 2010 the Company recorded other expenses, net of NIS 7.1 million (U.S. $ 1.8 million), compared to other expenses, net of NIS 0.6 million in the first half of 2009. In the first half of 2010 the other expenses included mainly expenses relating to the transfer of the companies in the BEE group to the new logistics center in Beer Tuvia and the removal of property and equipment in the supermarket segment because of the closure of stores and changing to Windows based cash registers.

Operating Income before financing in the first half of 2010 was NIS 141.1 million (U.S. $ 36.4 million) (3.9% of revenues) compared to operating income of NIS 122.0 million (3.4% of revenues) in the first half of 2009.

Financial Expenses, Net for the first half of 2010 were NIS 56.7 million (U.S. $14.6 million) compared to financial expenses, net of NIS 47.2 million in the first half of 2009, an increase in net financial expenses of NIS 9.5 million (U.S. $ 2.5 million). The increase in net finance expenses mainly derived from a reduction in finance income of NIS 17.9 million (U.S. $ 4.6 million) net of a decrease in finance expenses in the amount of NIS 8.4 million (U.S. $ 2.2 million).

The decrease in finance income mainly derived from a reduction in finance income from hedging transactions on the Israeli CPI of NIS 17.9 million (U.S. $ 4.6 million), a reduction in the income from revaluation of the conversion component of financial instruments in the amount of NIS 6.1 million (U.S. $ 1.6 million) net of an increase in an income from securities in the amount of NIS 7.0 million (U.S. $ 1.8 million).

The decrease in finance expenses mainly derived from the revaluation of the conversion component of the Company's debentures and from capitalization of borrowing costs in construction projects.

Taxes on Income for the first half of 2010 were approximately NIS 25.7 million (U.S. $6.6 million) (30.6% effective tax rate compared to a statutory tax rate of 25%) compared to NIS 24.8 million (effective tax rate of 33.2% compared to a statutory tax rate of 26%) in the first half of 2009. The decrease in the effective tax rate is mainly due to the reduction in finance expenses from the revaluation of the conversion component of the Company's convertible debentures for which the Company does not record deferred taxes. The high effective tax rate compared to the statutory rate is due to the recording of deferred taxes at the tax rate expected to apply when the taxes are utilized, which is lower than the statutory rate and from losses in some of the Group companies for which no deferred tax assets were recorded.

Net Income for the first half of 2010 was NIS 58.2 million (U.S. $ 15 million) compared to net income of NIS 49.9 million in the first half of 2009. The increase in the net income in the first half of 2010 compared to the first half of 2009 mainly derives from an increase in operating profit and from an increase in the appreciation of investment property value offset by an increase in finance expenses. The net income for the first half of 2010 attributable to the equity holders of the company was NIS 47.7 million (U.S. $12.3 million), or NIS 1.08 per share (U.S. $ 0.28), while the portion attributable to the non-controlling interests was NIS 10.5 million (U.S. $2.7 million).

Cash Flows in the First Half of 2010

Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the first half of 2010 amounted to NIS 207.5 million (U.S. $53.5 million) before the acquisition of real estate inventories in the amount of NIS 121.7 million (U.S. $31.4 million) in the real estate segment compared to NIS 167.9 million in the first half of 2009. The increase in cash flows from operating activities before acquisition of real estate inventories derives from the improvement in the operating profit and a decrease in tax payments.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the first half of 2010 amounted to NIS 376.9 million (U.S. $97.3 million) compared to net cash flows of NIS 485.5 million used in investing activities in the first half of 2009. Cash flows used in investing activities in the first half of 2010 included mainly purchases of property and equipment, intangible assets, investment property and payments on account of real estate in a total amount of NIS 151.0 million (U.S. $39.0 million) and a net investment in marketable securities of NIS 216.9 million (U.S. $56.0 million), the grant of a loan of NIS 18.9 million (U.S. $4.9 million)  to a proportionally consolidated company offset by interest income of NIS 9.9 million (U.S. $2.5 million). Cash flows used in investing activities in the first half of 2009 included mainly the investment of NIS 470 million in a restricted deposit, the purchase of property and equipment, intangible assets and investment property amounting to NIS 104.9 million net of proceeds of NIS 80.0 million from the realization of the restricted short term deposit and proceeds from the realization of property and equipment and investment property in the amount of NIS 7.2 million.

Cash Flows from Financing Activities: Net Cash flows used in financing activities in the first half of 2010 amounted to NIS 58.2 million (U.S $15.0 million) compared to net cash flow from financing activities of NIS 365.2 million in the corresponding period last year. Cash flows used in financing activities in the first half of 2010 included mainly repayment of long term loans of NIS 73.4 million (U.S $ 18.9 million), the payment of interest of NIS 58.5 million (U.S $ 15.1 million), payment of dividends of NIS 75 million (U.S. $19.4 million) to the Company's shareholders and NIS 17.6 million (U.S. $4.5 million) to the non-controlling interests and acquisition of treasury shares of NIS 4.3 million (U.S. $1.1 million). This was offset by an increase in short term credit, net in the amount of NIS 166.3 million (U.S. $42.9 million). Net Cash flows from financing activities in the first half of 2009 included mainly an increase in short term credit, net of NIS 476.6 million net of the repayment of long term loans of NIS 66.4 million and interest paid of NIS 45.9 million.

Comments of Management

Commenting on the financial results, Mr. Zeev Vurembrand, Alon Holdings Blue Square - Israel’s President and CEO, said: The results of the second quarter were affected by the timing of the Passover holiday as compared to the comparable quarter last year. The non-food segment as a whole, and especially the houseware sector, were especially materially affected by this seasonality.

In reviewing the results of the first half, a continuing improvement in operating profits can be identified, which is an outcome, among others of the strategic changes the company has undertaken in the last year and a half. The supermarket segment can point to operating profits of 4.2% of sales and 3.9% in the second quarter and in the first half, respectively.

Eden Teva market's nine stores operated fully during the first half for the first time and continued to lead the healthy supermarket market. In the coming year we will continue the second stage of the development with the opening of approximately five new Eden in Mega stores and the completion of the opening of two stores in Beer Sheva and the YOO Center complex in Tel Aviv. We expect that Eden Teva market will show a break-even operating result in 2010 and operating profits in 2011.

We are still in the process of significant investments in the main IT operating systems. These moves have a long term impact and include installation of new modern cash-registers and upgrading the trading and the chain of delivery management systems.

In the non-food segment there were one-off costs apart from the seasonal impact of the timing of the Passover holiday. The one-off costs resulted from the transfer to the new non-food segment group logistics center and the consolidation of the BEE group center and move to single new offices.

We will continue with the implementation of the main elements of the Company's strategic plan. In our opinion, these steps will lead to an improvement in the business and operating results of the Company in the medium to long term.

Results for the second quarter of the year 2010

Revenues for the second quarter of 2010 were NIS 1,768.7 million (U.S. $456.4 million) compared to revenues of approximately NIS 1,844 million in the comparable quarter last year, a decrease of 4.1%.

The decrease in the revenues compared to the comparable quarter last year is mainly due to the timing of the Passover holiday, which fell this year on March 29 as compared to April 8 last year. The Passover sales in the Non-food and Supermarket segment were mainly included in the first quarter this year and last year they were mainly included in the second quarter. The Non-food segment was affected more strongly by the timing of the holiday.

Supermarket segment – a decrease in revenues of 3.3% from NIS 1,731.4 million in the second quarter of 2009 to NIS 1,674.6 million (U.S $432.2 million) in the current quarter. The decrease in revenues was mainly due to a reduction in same store sales (SSS) at a rate of 5.2% as discussed because of the timing of the Passover holiday and partly offset by the opening of net 7 new stores from the beginning of the second quarter of 2009 with an area of 10,400 square meters.

Non - Food segment - a decrease in revenues of 17.3% from NIS 107.2 million in the second quarter of 2009 to NIS 88.7 million (U.S. $22.9 million) in the current quarter. The decrease mainly derived from the timing of the Passover holiday which affected this segment even more strongly than the Supermarket segment.

Real Estate segment –rental fees from external parties of NIS 5.4 million in the second quarter of 2009 compared to NIS 5.3 million (U.S. $1.4 million) in the current quarter.

Gross Profit of the second quarter of 2010 amounted to approximately NIS 513.0 million (U.S. $ 132.4 million) (approximately 29.0% of revenues) compared to gross profit of approximately NIS 501.7 million (27.2% of revenues) in the comparable quarter of 2009. The increase in the gross profit mainly derives from the same reasons detailed above for the half year results.

Selling, General and Administrative Expenses in the second quarter of 2010 amounted to NIS 450.5 million (U.S. $ 116.3 million) (25.5% of revenues) compared to approximately NIS 441.1 million (23.9% of revenues) in the comparable quarter, an increase of approximately 2.1%. The increase is due to the expenses related to the net increase of new stores and from an increase in the advertising expenses.

Operating Profit (before other gains and losses and increases in the fair value of investment property) in the second quarter of 2010 amounted to NIS 62.5 million (U.S $ 16.1 million) (3.5% of revenues) compared to NIS 60.7 million (3.3% of revenues) in the second quarter of 2009, an increase of 3%.

Increase in the Fair Value of Investment Property In the second quarter of 2010, the Company recorded gains from appreciation of investment property in the amount of NIS 10.9 million (U.S $ 2.8 million) compared to NIS 1.7 million in the comparable quarter last year.

Other Gains and Losses, Net In the second quarter of 2010, the Company recorded other expenses, net of NIS 5.9 million (U.S. $ 1.5 million), compared to net expenses of NIS 2.8 million in the comparable quarter. The expenses this quarter included costs of certain companies in the BEE Group related to the transfer of the BEE Group companies to the new logistic center in Beer Tuvia, which is expected to serve the Non Food segment and the removal of the property and equipment as described above in first half analyses.

Operating Profit before financing expenses, net amounted to approximately NIS 67.5 million (U.S. $ 17.4 million) (3.8% of revenues) compared to operating profit of NIS 59.6 million (3.2% of revenues) in the second quarter of 2009.

Financial Expenses, net, for the second quarter of 2010 were NIS 42.3 million (U.S. $10.9 million) compared to financial expenses, net of NIS 35.2 million in the comparable quarter last year. The increase in financial expenses, net in this quarter compared to the same quarter last year was mainly due to changes in the value of hedging contracts of the Israeli CPI, which contributed a gain of NIS 2.6 million (U.S. $0.7 million) in this quarter compared to a gain of NIS 12.7 million in the comparable quarter last year.

The increase in the financial expenses was offset mainly by an increase in financial income from securities which contributed NIS 5.5 million (U.S. $1.4 million) this quarter compared to income of NIS 2.2 million in the comparable period last year.

Taxes on Income for the second quarter of 2010 amounted to NIS 4.1 million (U.S. $1.1 million) (effective tax rate of 16.3% compared to a statutory tax rate of 25%) compared to tax expenses of NIS 6.9 million (effective tax rate of 28.2% compared to a statutory tax rate of 26%) in the corresponding quarter. The low effective tax rate as compared to the statutory rate is due to the provision of deferred tax liabilities during the quarter at the rate of tax that is expected to apply on realization, which is lower than the statutory rate.

Net Profit for the second quarter of 2010 amounted to NIS 21.1 million (U.S. $ 5.4 million) compared to a net income of NIS 17.5 million in the second quarter of 2009. The increase in the net income in this quarter compared to the corresponding quarter last year derived from the increase in operating income and decrease in tax expense as discussed above. The net income for the second quarter of 2010 attributable to equity holders of the Company, was NIS 19.0 million (U.S. $4.9 million), or NIS 0.42 per share (U.S. $ 0.11), while the portion attributable to the non-controlling interests was NIS 2.1 million (U.S. $0.6 million).

Cash Flows in the second quarter of 2010

Cash Flows from Operating Activities: Net cash flows provided by operating activities, before the acquisition of real estate inventories by the real estate segment in the amount of NIS 121.7 million (U.S. $31.4 million) amounted to NIS 186.0 million (U.S. $ 48.0 million) in the second quarter of 2010 compared to NIS 133.4 million in the comparative period last year. The increase in cash flows from operating activities before the acquisition of real estate inventories was mainly due to the increase in the balance of trade payables mainly as a result of the timing of payments.

Cash Flows used in Investing Activities: Net Cash flows used in investing activities in the second quarter of 2010  amounted to NIS 327.5 million (U.S. $84.5 million) compared to net cash flows of NIS 35.5 million from investing activities in the corresponding quarter of the previous year. The cash flows used in investing activities in the second quarter of 2010 mainly included the purchase of property and equipment, intangible assets investment property and payments on account of real estate in a total amount of NIS 112.3 million (U.S. $29.0 million), net investment in marketable securities of NIS 200.7 million (U.S. $51.8 million) and the grant of a loan to a proportionally consolidated company of NIS 18.9 million (U.S. $4.9 million) net of interest received amounting to NIS 4.4 million (U.S. $1.1 million). Cash used in investing activities in the second quarter of 2009 mainly included the proceeds from the realization of a restricted deposit of NIS 80.0 million net of purchases of property and equipment, intangible assets and investment property in a total amount of approximately NIS 52.3 million.

Cash Flows from Financing Activities: Net Cash flows from financing activities amounted to NIS 4.8 million (U.S $ 1.2 million) in the second quarter of 2010 as compared to net cash used in financing activities of NIS 91.0 million in the corresponding period last year. Cash flows from financing activities in the second quarter of 2010 included mainly an increase in short term credit net in the amount of NIS 58.8 million (U.S. $15.1 million) net of the repayment of long term loans amounting to NIS 34.8 million (U.S $ 9.0 million) and interest paid of NIS 19.8 million (U.S. $5.1 million). The cash flows used in financing activities in the second quarter of 2009 included mainly repayment of long term loans of NIS 35.9 million, dividend paid to non-controlling interests of subsidiaries of NIS 6.2 million, interest paid amounting to 10.5 million and a net reduction in short term credit of NIS 52.8 million.

Additional Information

1.	As of June 30, 2010, the Company operated 206 supermarkets in the following formats: Mega In Town -120; Mega Bool - 49; Mega - 11; Shefa Shuk - 17; Eden Teva Market - 9.

2.
EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) [2] in the first half of 2010 was NIS 226.3 million (U.S. $ 58.4 million) (6.3 % of revenues) compared to NIS 206.2 million (5.7% of revenues) in the corresponding period of 2009.

In the second quarter of 2010 amounted to NIS 108.6 million (U.S. $ 28.0 million) (6.1 % of revenues) compared to NIS 103.6 million (5.6% of revenues) in the corresponding period of last year.

The Company's board of directors resolved, based on the changes and the developments in the Company since 2003, to update the manner of calculating the ratio of net debt to EBITDA for dividend distribution. As of June 30, 2010, the Company meets the new ratio.

3.
On April 15, 2010, Blue Square Real Estate (BSRE) executed minutes, which were contingent upon the approval of the general meeting of BSRE shareholders, to enter into agreements to purchase, along with Gindi Investments 1 Ltd. and an additional corporation controlled by Moshe and Yigal Gindi, leasehold rights in land of 97,460 square meters for a period ending August 31, 2099 in part of the wholesale market complex in Tel Aviv, from the Tel Aviv Municipality and The Wholesale Company for Agricultural Produce in Tel Aviv Ltd. (the sellers) for a total consideration of NIS 950 million. The general meeting of BSRE approved the transaction on June 2, 2010.   The final agreements, which were signed on June 3, 2010, were subject to the approval of the Minister of the Interior, which was received on July 11, 2010.

2 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non- GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is presented because it is a measure commonly used in the retail industry and is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results. A reconciliation between our income for the period and EBITDA is presented in the attached condensed financial reports.

4.	On April 26, 2010, Standard & Poors Maalot entered the rating for the debentures of the Company of ilA+ into Credit Watch with negative outlook, due to the wholesale market transaction of BSRE.

5.
On June 28, 2010 the shareholders' general meeting approved the acquisition of Dor Alon Energy Israel (1988) Ltd. (Dor Alon) from its controlling shareholder Alon Israel Oil Company Ltd. (Alon). Under such acquisition, the Company will acquire from Alon all its holdings, approximately 80%, in Dor Alon. In return for the Dor Alon shares, the Company will issue 20,327,710 shares to Alon that will significantly increase the issued and outstanding share capital of the Company in such a way that each Dor Alon share held by Alon will be exchanged into 1.8 shares of the Company. According to the outline of the acquisition, the Company will pay a dividend distribution in an amount of NIS 800 million by way of a capital reduction. The Company has filed for approval of the distribution to the district court. However, the court has not yet given its decision.

6.
On July 15, 2010, the Company announced that as a result of the approval in the shareholders' general meeting of June 28, 2010 and the approval of the Register of Companies in Israel the Company's name would be changed to "Alon Holdings Blue Square – Israel Ltd".

7.
On August 10, 2010, the Company received a rating of A1 from Midroog for the Debentures up to par value NIS 500 million that the Company will issue. The rating is subject to a number of conditions which are detailed in Midroog's report.

8.	On July 12, 2010 BSRE completed its capital raising of NIS 110 million of debentures.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2010: U.S. $1.00 equals NIS 3.875. The translation was made solely for the convenience of the reader.

##

Alon Holdings Blue Square – Israel Ltd. (hereinafter: "Alon Holdings") operates in three reporting segments: In its supermarket segment, Alon Holdings is the second largest food retailer in the State of Israel. As pioneer of modern food retailing in the region, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 207 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 85% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.35% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against discount supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009.  You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

 ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2010

				Convenience
				translation(A)
	December 31,	June 30,		June 30,
	2009	2009	2010	2010
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	612,227	137,241	262,517	67,746
Short-term bank deposit	67	207	-	-
Investment in securities	212,912	**188,726	431,786	111,429
Restricted deposit	-	440,015	-	-
Trade receivables	809,783	773,892	795,925	205,400
Other accounts receivable	69,504	96,308	83,406	21,524
Embedded derivatives	9,690	-	9,051	2,336
Income taxes receivable	84,274	87,635	69,994	18,063
Inventories	514,858	527,798	537,341	138,669
	2,313,315	2,251,822	2, 190,020	565,167
NON-CURRENT ASSETS:
Property and equipment, net	*1,956,914	*1,935,643	1,975,758	509,873
Real estate inventories	-	-	83,342	21,508
Investment property	*421,188	*,**414,743	447,517	115,488
Intangible assets, net	409,194	404,934	410,593	105,959
Investments in associates	4,878	4,827	4,302	1,110
Embedded derivatives	12,691	19,381	13,818	3,566
Long-term receivables	1,326	1,356	117,605	30,349
Deferred taxes	45,991	46,504	40,541	10,462
	2,852,182	2,827,388	3,093,476	798,315
Total assets	5,165,497	5,079,210	5,283,496	1,363,482

*) Restated, see note 2
**) Reclassified

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
 AS OF JUNE 30, 2010

				Convenience translation(A)
	December 31,	June 30,		June 30,
	2009	2009	2010	2010
	NIS			U.S. dollars
	Audited	Unaudited
	In thousands
Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	274,598	725,528	427,787	110,397
Current maturities of debentures and convertible debentures	76,698	29,064	76,235	19,674
Trade payables	917,585	1,025,728	960,840	274,959
Other accounts payable and accrued expenses	*494,147	*491,895	499,513	128,904
Income taxes payable	6,051	3,449	24	6
Provisions	51,298	42,457	44,273	11,425
	1,820,377	2,318,121	2,008,672	518,365

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	596,721	289,885	541,528	139,749
Convertible debentures, net of current maturities	142,021	128,070	132,334	34,151
Debentures, net of current maturities	1,251,333	1,001,537	1,261,208	325,473
Derivative financial instruments	7,591	8,725	6,241	1,611
Liabilities in respect of employee benefits, net of amount funded	47,249	49,619	47,728	12,317
Other liabilities	*16,202	*41,280	22,526	5,813
Deferred taxes	*57,279	*67,428	56,345	14,541
	2,118,396	1,586,544	2,067,910	533,655
Total liabilities	3,938,773	3,904,665	4,076,582	1,052,020

EQUITY:
Equity attributable to equity holders of the Company
Ordinary shares of NIS 1 par value	57,438	57,438	58,443	15,082
Additional paid-in capital	1,030,259	1,030,259	1,056,986	272,771
Other reserves	5,676	8,183	8,024	2,071
Accumulated deficit	*(61,049)	*(105,796)	(103,740)	(26,772)
	1,032,324	990,084	1,019,713	263,152

Non - controlling interests	*194,400	*184,461	187,201	48,310

Total equity	1,226,724	1,174,545	1,206,914	311,462

Total liabilities and equity	5,165,497	5,079,210	5,283,496	1,363,482

*) Restated, see note 2

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME
        FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2010

						Convenience
						translation(A)
		For the		For the		for the
	Year ended	Six months		Three months		six months
	December 31,	Ended June 30,		Ended June 30,		ended June 30,
	2009	2009	2010	2009	2010	2010
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands (except share and per share data)

Revenues	7,349,076	3,608,739	3,599,487	1,843,951	1,768,663	928,900
Cost of sales	5,291,012	2,603,905	2,572,775	1,342,204	1,255,705	663,942

Gross profit	2,058,064	1,004,834	1,026,712	501,747	512,958	264,958

Selling, general and administrative expenses	1,817,099	883,981	891,642	441,062	450,472	230,101

Operating profit before other gains and losses and changes in fair value of investment property	240,965	120,853	135,070	60,685	62,486	34,857

Other gains	4,699	4,464	1,419	1,739	463	366
Other losses	(32,803)	(5,102)	(8,528)	(4,539)	(6,341)	(2,201)
Changes in fair value of investment property, net	20,775	1,740	13,187	1,740	10,913	3,403
Operating profit	233,636	121,955	141,148	59,625	67,521	36,425

Finance income	64,780	37,995	20,078	27,016	14,764	5,181
Finance expenses	(177,454)	(85,222)	(76,786)	(62,246)	(57,050)	(19,814)
Share in losses of associates	(37)	(88)	(576)	(4)	-	(149)

Income before taxes on income	120,925	74,640	83,863	24,391	25,236	21,643
Taxes on income	23,124	24,780	25,656	6,879	4,123	6,621

Net income	97,801	49,860	58,207	17,512	21,113	15,022

Attributable to:
Equity holders of the Company	77,163	39,606	47,725	13,071	18,969	12,317
Non – controlling interests	20,638	10,254	10,482	4,441	2,144	2,705

Net income per Ordinary share or ADS attributed to Company shareholders:
Basic	1.77	0.91	1.08	0.30	0.43	0.28
Fully diluted	1.77	0.91	1.06	0.30	0.42	0.27

Weighted average number of shares or ADSs used for computation of income per share:
Basic	43,558,614	43,397,543	44,282,052	43,421,996	44,589,741	44,282,052
Fully diluted	43,558,614	43,397,543	44,834,944	43,421,996	44,975,642	44,834,944

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2010

						Convenience
						translation(A)
		For the		For the		for the
	Year ended	Six months		Three months		six months
	December 31,	ended June 30,		ended June 30		ended June 30,
	2009	2009	2010	2009	2010	2010
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities (a)	298,445	202,666	93,834	153,045	88,029	24,217
Income tax paid, net	(38,101)	(34,775)	(7,972)	(19,642)	(23,684)	(2,057)
Net cash provided by operating activities	260,344	167,891	85,862	133,403	64,345	22,160

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(203,889)	(99,424)	(80,590)	(46,092)	(49,329)	(20,797)
Proceeds from sale of property and equipment	2,581	1,537	52	1,036	52	13
Purchase of investment property	(9,435)	(3,307)	(3,641)	(978)	(3,299)	(940)
Payments on account of real estate for investment property	-	-	(53,466)	-	(53,466)	(13,798)
Proceeds from sale of investment property	5,700	5,700	-	-	-	-
Investment in restricted deposit	(470,000)	(470,000)	-	-	-	-
Proceeds from collection of restricted deposit	470,000	79,985	-	79,985	-	-
Purchase of intangible assets	(20,738)	(4,405)	(13,341)	(5,181)	(6,222)	(3,443)
Proceeds from collection of short-term bank deposits, net	139	-	67	-	-	17
Proceeds from sale of securities	101,867	57,179	116,340	22,976	71,891	30,023
Investment in securities	(113,966)	(54,339)	(333,292)	(20,946)	(272,606)	(86,011)
Acquisition of subsidiaries (b)	(4,789)	(4,789)	-	-	-	-
Grant of loans to jointly controlled companies	-	-	(18,933)	-	(18,933)	(4,886)
Interest received	11,948	6,330	9,860	4,747	4,439	2,544
Net cash provided by (used in) investing activities	(230,582)	(485,533)	(376,944)	35,547	(327,473)	(97,278)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of convertible debentures	(13,297)	-	(27)		(27)	(7)
Dividend paid to shareholders	-	-	(75,000)	-	-	(19355)
Issuance of debentures	294,280	-	-	-	-	-
Dividend paid to non- controlling interests	(16,491)	(10,534)	(17,619)	(6,181)	(3,321)	(4,547)
Purchase of non - controlling interests	*(8,020)	*(6,607)	-	-	-	-
Purchase of Company's shares by the Company	-	-	(4,295)	-	-	(1,108)
Proceeds from realization of investment in subsidiary	*10,912	*10,074	-	*10,074	-	-
Receipt of long-term loans	387,700	6,500	4,500	2,500	4,500	1,161
Repayment of long-term loans	(139,060)	(66,389)	(73,409)	(35,901)	(34,773)	(18,944)
Repayment of long term credit from trade payables	(1,740)	(870)	(870)	(435)	(435)	(225)
Proceeds from exercise of options in a subsidiary	2,306	2,306	-	2,306	-	-
Short-term credit from banks and others, net	76,144	476,575	166,273	(52,843)	58,583	42,909
Proceeds from exercise of options	-	-	716	-	86	185
Interest paid	(93,900)	(45,879)	(58,486)	(10,495)	(19,840)	(15,093)
Net cash provided by (used in) financing activities	498,834	365,176	(58,217)	(90,975)	4,773	(15,024)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	528,596	47,534	(349,299)	77,975	(258,355)	(90,142)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	83,138	83,138	611,734	52,697	520,790	157,867
Exchange gains on cash and cash equivalents	-	-	82	-	82	21
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	611,734	130,672	262,517	130,672	262,517	67,746

* Restated

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2010

							Convenience
							translation(A)
			For the		For the		for the
		Year ended	Six months		Three months		six months
		December 31,	ended June 30,		ended June 30		ended June 30,
		2009	2009	2010	2009	2010	2010
		Audited	Unaudited				Unaudited
		NIS					U.S. dollars
		In thousands
(a)	Net cash provided by operating activities:

	Income before taxes on income	120,925	74,640	83,863	24,391	25,236	21,643

	Adjustments for:
	Depreciation and amortization	165,248	79,766	87,291	39,992	44,086	22,527
	Increase in fair value of investment property, net	(20,775)	(1,740)	(13,187)	(1,740)	(10,913)	(3,403)
	Share in losses of associates	37	88	576	4	-	149
	Share based payment	12,166	5,619	3,901	2,933	2,000	1,007
	Loss from sale and disposal of property and equipment, net	3,299	7	867	365	719	224
	Provision for impairment of property and equipment, net	19,981	2,189	369	2,189	245	95
	Loss (gain) from changes in fair value of derivative financial instruments	(21,250)	(17,952)	556	(15,396)	(2,468)	143
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	52,347	16,358	10,626	23,668	22,690	2,742
	Capital loss (gain) from changes in holdings in subsidiaries	911	(1,022)	-	1,522	-	-
	Accrued severance pay, net	144	(292)	206	(304)	(1,128)	53
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(4,468)	7,064	(1,567)	4,768	(2,195)	(404)
	Interest paid, net	81,952	39,550	48,626	5,748	15,401	12,549

	Changes in operating assets and liabilities:
	Investment in real estate inventories	-	-	(82,485)	-	(82,485)	(21,286)
	Payments on account of real estate inventories	-	-	(39,188)	-	(39,188)	(10,113)
	Decrease (increase) in trade receivables and other accounts receivable	(65,468)	(56,412)	(6,733)	290,230	301,282	(1,737)
	Decreased (increase) in inventories	(17,224)	(30,155)	(22,483)	53,814	13,607	(5,802)
	Increase (decrease) in trade payables and other accounts payable	(29,380)	84,958	22,595	(279,139)	(198,858)	5,830

		298,445	202,666	93,834	153,045	88,029	24,217

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2010

							Convenience
							translation(A)
			For the		For the		for the
		Year ended	Six months		Three months		six months
		December 31,	ended June 30,		ended June 30		ended June 30,
		2009	2009	2010	2009	2010	2010
		Audited	Unaudited				Unaudited
		NIS					U.S. dollars
		In thousands
(b)	Acquisition of subsidiaries:
	Assets and liabilities at date of acquisition:
	Working capital (excluding cash and cash equivalents)	2,350	2,350	-	-	-	-
	Property and equipment, net	(297)	(297)	-	-	-	-
	Deferred taxes, net	(453)	(453)	-	-	-	-
	Intangible assets	(6,389)	(6,389)	-	-	-	-
		(4,789)	(4,789)	-	-	-	-

(c)	Supplementary information on investing and financing activities not involving cash flows:
	Conversion of convertible debentures of the company	12,198	12,198	12,394	12,198	-	3,198
	Restricted deposit against receipt of a short term loan	-	50,000	-	50,000	-	-
	Purchasing property and equipment on credit	174	10,153	12,338	10,153	12,338	3,184

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)

SELECTED OPERATING DATA
FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2010
(UNAUDITED)

	For the six months ended June 30		For the three months ended June 30		Convenience translation(A) for the three months ended June 30
	2009	2010	2009	2010	2010
	NIS				U.S.$

Sales (in millions)	3,609	3,600	1,844	1,769	456

Operating profit before other gains and losses and changes in fair value of investment property (in millions)	121	135	61	62	16

EBITDA (in millions)	206	226	104	109	28

EBITDA margin	5.7%	6.3%	5.6%	6.1%	NA

Decrease in same store sales (S.S.S)	(6.8%)	(2.1%)	(6.1%)	(5.2%)	NA

Number of stores at end of period	200	206	200	206	NA
Stores opened during the period	7	4	2	1	NA
Stores closed during the period	1	1	1	1	NA

Total square meters selling area at end of period	362,300	369,900	362,300	369,900	NA

Square meters added (decreased) during the period, net	7,800	4,900	2,800	(800)	NA

Sales per square meter	9,366	9,102	4,624	4,525	1,167

Sales per employee (in thousands)	484	498	244	242	62

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
RECONCILIATION BETWEEN PROFIT FOR THE PERIOD TO EBITDA
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2010
(UNAUDITED)

						Convenience
						translation(A)
		For the		For the		for the
	Year ended	Six months		Three months		six months
	December 31,	ended June 30,		ended June 30		ended June 30,
	2009	2009	2010	2009	2010	2010
	NIS					U.S. dollars
	In thousands

Net income for the period	97,801	49,860	58,207	17,512	21,114	15,022
Taxes on income	23,124	24,780	25,656	6,879	4,123	6,621
Finance expenses, net	112,674	47,227	56,708	35,230	42,286	14,633
Share in losses of associates	37	88	576	4	-	149
Other losses, net	28,104	638	7,109	2,800	5,878	1,835
Increase in fair value of investment property	(20,775)	(1,740)	(13,187)	(1,740)	(10,913)	(3,403)
Depreciation and amortization	165,248	79,766	87,291	39,992	44,086	22,527
Share based payment	12,166	5,619	3,901	2,933	2,000	1,007
EBITDA	418,379	206,238	226,261	103,610	108,574	58,389

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The Company presents three reportable segments: Supermarkets, Non-food (Retail and Wholesale) and Real estate.

Company's three operating segments consist of the following:

(1)
Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2010, Mega Retail operated 206 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Non-food (Retail and Wholesale) –Through our subsidiary, Bee Group Retail Ltd. ("Bee Group"), Bee group operates as retailer and wholesaler in the Non Food segment. As of June 30, 2010, Bee Group operated 270 non-food Retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(3)
Real Estate - Through our subsidiary BSRE the Company is engaged in the yield generation from investment properties: mainly commercial centers, logistics centers and offices and land for the purpose of capital appreciation and deriving long-term yield.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

Note 1 - Segment reporting (continued):

Segment analysis for the first half and the second quarter ended June 30, 2010:

	Six months ended June 30, 2010
		Non – food			Total
	Supermarkets	Retail	Real estate	Adjustments	Consolidated
	NIS in thousands
Segment sales	3,364,527	224,206	10,754	-	3,599,487
Inter segment sales	-	27,610	-	(27,610)	-
Depreciation and amortization	80,278	7,013	-	-	87,291
Operating profit before other gains and losses net and changes in fair value of investment property	130,234	12,792	4,343	(85)	147,284
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.9%	5.1%	40.4%	-	4.1%
Segment profit	126,333	9,583	17,531	(85)	153,362
Unallocated corporate expenses					(12,214)
Operating profit					141,148

	Six months ended June 30, 2009
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	Consolidated
	NIS in thousands
Segment sales	3,358,964	239,134	10,641	-	3,608,739
Inter segment sales	-	31,125	-	(31,125)	-
Depreciation and amortization	70,502	9,264	-	-	79,766
Operating profit before other gains and losses net and changes in fair value of investment property	101,262	22,588	5,831	(324)	129,357
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.0%	8.4%	54.8%	-	3.6%
Segment profit	101,546	18,584	7,571	(324)	127,377
Unallocated corporate expenses					(8,504)
Gains due to decrease in holdings					3,082
Operating profit					121,955

	Three months ended June 30, 2010
		Non – food			Total
	Supermarkets	Retail	Real estate	Adjustments	Consolidated
	NIS in thousands
Segment sales	1,674,632	88,691	5,340	-	1,768,663
Inter segment sales	-	10,855	-	(10,855)	-
Depreciation and amortization	39,888	4,198	-	-	44,086
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	70,617	(5,713)	3,373	1,138	69,415
Rate of operating profit before other gains and losses net and changes in fair value of investment property	4.2%	(5.7%)	63.2%	-	3.9%
Segment profit	67,971	(8,946)	14,287	1,138	74,450
Unallocated corporate expenses					(6,929)
Operating profit					67,521

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended June 30, 2009
		Non – food			Total
	Supermarkets	Retail	Real estate	Adjustments	Consolidated
	NIS in thousands
Segment sales	1,731,387	107,203	5,361	-	1,843,951
Inter segment sales	-	10,316	-	(10,316)	-
Depreciation and amortization	33,850	6,142	-	-	39,992
Operating profit before other gains and losses net and changes in fair value of investment property	56,734	4,369	3,426	38	64,567
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.3%	3.7%	63.9%	-	3.5%
Segment profit	57,099	666	5,166	38	62,969
Unallocated corporate expenses					(3,882)
Gains due to decrease in holdings					538
Operating profit					59,625

	Year ended December 31, 2009
		Non – food			Total
	Supermarkets	Retail	Real estate	Adjustments	Consolidated
	NIS in thousands
Segment sales	6,863,020	464,266	21,790	-	7,349,076
Inter segment sales	-	58,874	-	(58,874)	-
Depreciation and amortization	153,347	11,901	-	-	165,248
Operating profit before other gains and losses net and changes in fair value of investment property	211,120	34,321	12,145	720	258,306
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.1%	6.6%	55.7%	-	3.5%
Segment profit	190,882	23,245	32,920	720	247,767
Unallocated corporate expenses					(17,341)
Gains due to decrease in holdings					3,210
Operating profit					233,636

	Six months ended June 30, 2010
		Non – food			Total
	Supermarkets	Retail	Real estate	Adjustments	Consolidated
	Convenience translation to U.S dollar in thousands
Segment sales	868,265	57,860	2,775	-	928,900
Inter segment sales	-	7,125	-	(7,125)	-
Depreciation and amortization	20,717	1,810	-	-	22,527
Operating profit before other gains and losses net and changes in fair value of investment property	33,609	3,301	1,121	(22)	38,009
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.9%	5.1%	40.4%	-	4.1%
Segment profit	32,602	2,473	4,524	(22)	39,577
Unallocated corporate expenses					(3,152)
Operating profit					36,425

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

Note 2: Effect of initial adoption of the new standards in the reported period

Effective January 1, 2010, an amendment to IAS 17 came into effect dealing with leases, classification of land and buildings ("the amendment")

The amendment represents part of the annual improvement project of the IASB which was published in April 2009. The amendment cancels the specific directives relating to the classification of land leases, by canceling the inconsistency with the general directives for classifying leases. Under the amendment, the unequivocal determination included in the past in IAS 17, under which a lease of land in which the ownership is not expected to be transferred to the lessee at the end of the lease period will be classified as operating lease was omitted. Under the amendment, the Company will assess the land classification as financial lease or operating lease under the general directives in IAS 17 for classifying leases. The amendment is applicable retroactively for annual periods beginning January 1, 2010 or thereafter.  The Company applies the above amendment to IAS 17 effective January 1, 2010 retroactively.

The following is the effect of the change in the accounting policy due to the initial adoption of the amendment to IAS 17 on the comparative figures presented in the financial information for the interim period:

	As previously reported	The effect of retroactive implementation	As reported in the interim financial information
	NIS in thousands
Statement of financial position as of June 30, 2009
The effect on assets and liabilities:
Prepaid expenses for operating leases	190,605	(190,605)	-
Property and equipment, net	1,739,071	196,572	1,935,643
Investment property	420,386	(5,643)	414,743
Liabilities to Israel Land Administration (*)	5,643	(5,643)	-
Deferred taxes	66,354	1,074	67,428

The effect on equity:
Shareholders equity attributed to the company’s shareholders :
Accumulated deficit	(109,711)	3,915	(105,796)
Non - controlling interests	183,482	979	184,461
Total equity	1,169,652	4,893	1,174,545

Statement of financial position as of December 31, 2009
The effect on assets and liabilities:
Prepaid expenses for operating leases	193,228	(193,228)	-
Property and equipment, net	1,757,718	199,196	1,956,914
Investment property	424,936	(3,748)	421,188
Liabilities to Israel Land Administration(*)	3,748	(3,748)	-
Deferred taxes	56,205	1,074	57,279

The effect on equity:
Shareholders equity attributed to the company’s shareholders :
Accumulated deficit	(64,964)	3,915	(61,049)
Non - controlling interests	193,421	979	194,400
Total equity	1,221,831	4,893	1,226,724

(*) Included in "Other accounts payable and accrued expenses" and "Other non current liabilities".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2010	ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

By:
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary